                                               ------------------------------
                                                          OMB APPROVAL
                                               ------------------------------
                                                   OMB Number: 3235-0145
                                                 Expires: October 31, 2002
                                                 Estimated average burden
                                                hours per response....14.90
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                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 SCHEDULE 13D
                                (RULE 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                          FILED PURSUANT TO 13D-1(a)
                            AND AMENDMENTS THERETO
                          FILED PURSUANT TO 13D-2(a)
                              (AMENDMENT NO. 3)(1)

                           TITAN INTERNATIONAL, INC.
           --------------------------------------------------------
                               (Name of Issuer)

                          COMMON STOCK, NO PAR VALUE
           --------------------------------------------------------
                          (Title Class of Securities)

                                  8830M 10 2
           --------------------------------------------------------
                                (CUSIP Number)

                            ROBERT G. ROBISON, ESQ.
                          MORGAN, LEWIS & BOCKIUS LLP
                                101 PARK AVENUE
                           NEW YORK, NEW YORK 10178
                                (212) 309-6126
           --------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               SEPTEMBER 3, 2002
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the

-----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP NO. 88830M 10 2                 13D                   PAGE 2 of 23 PAGES

schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

CUSIP NO. 88830M 10 2                 13D                   PAGE 3 of 23 PAGES

-------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

                    Court Square Capital Limited
-------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER               (a)  / /
              OF A GROUP*                                         (b)  / /
-------------------------------------------------------------------------------
3             SEC USE ONLY

-------------------------------------------------------------------------------
4             SOURCE OF FUNDS*

                   Not Applicable
-------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(E)                      / /
-------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
-------------------------------------------------------------------------------

NUMBER OF SHARES             7  SOLE VOTING POWER
  BENEFICIALLY
  OWNED BY EACH              --------------------------------------------------
REPORTING PERSON             8  SHARED VOTING POWER
     WITH                            4,917,464**
                             --------------------------------------------------
                             9  SOLE DISPOSITIVE POWER

                             --------------------------------------------------
                             10 SHARED DISPOSITIVE POWER
                                     4,917,464**
-------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   4,917,464**
-------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                     / /
-------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   23.6%
-------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON


----------
** Represents shares directly beneficially owned by Court
   Square Capital Limited.

CUSIP NO. 88830M 10 2                 13D                   PAGE 4 of 23 PAGES

14                 CO
-------------------------------------------------------------------------------

CUSIP NO. 88830M 10 2                 13D                   PAGE 5 of 23 PAGES


-------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

                    Citicorp Banking Corporation
-------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER               (a)  / /
              OF A GROUP*                                         (b)  / /
-------------------------------------------------------------------------------
3             SEC USE ONLY

-------------------------------------------------------------------------------
4             SOURCE OF FUNDS*

                   Not Applicable
-------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(E)                      / /
-------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
-------------------------------------------------------------------------------

NUMBER OF SHARES             7  SOLE VOTING POWER
  BENEFICIALLY
  OWNED BY EACH              --------------------------------------------------
REPORTING PERSON             8  SHARED VOTING POWER
     WITH                            4,917,464**
                             --------------------------------------------------
                             9  SOLE DISPOSITIVE POWER

                             --------------------------------------------------
                             10 SHARED DISPOSITIVE POWER
                                     4,917,464**
-------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   4,917,464**
-------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                     / /
-------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   23.6%
-------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON


** Represents shares directly beneficially owned by Court
   Square Capital Limited.

CUSIP NO. 88830M 10 2                 13D                   PAGE 6 of 23 PAGES

14                 HC
-------------------------------------------------------------------------------

CUSIP NO. 88830M 10 2                 13D                   PAGE 7 of 23 PAGES
-------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

                    Citicorp
-------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER               (a)  / /
              OF A GROUP*                                         (b)  / /
-------------------------------------------------------------------------------
3             SEC USE ONLY

-------------------------------------------------------------------------------
4             SOURCE OF FUNDS*

                   Not Applicable
-------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(E)                      / /
-------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
-------------------------------------------------------------------------------

NUMBER OF SHARES             7  SOLE VOTING POWER
  BENEFICIALLY
  OWNED BY EACH              --------------------------------------------------
REPORTING PERSON             8  SHARED VOTING POWER
     WITH                            4,917,464**
                             --------------------------------------------------
                             9  SOLE DISPOSITIVE POWER

                             --------------------------------------------------
                             10 SHARED DISPOSITIVE POWER
                                     4,917,464**
-------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   4,917,464**
-------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                     / /
-------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   23.6%
-------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON


** Represents shares directly beneficially owned by Court
   Square Capital Limited.

CUSIP NO. 88830M 10 2                 13D                   PAGE 8 of 23 PAGES

14                 HC
-------------------------------------------------------------------------------

CUSIP NO. 88830M 10 2                 13D                   PAGE 9 of 23 PAGES
-------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

                    Citigroup Holdings Company
-------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER               (a)  / /
              OF A GROUP*                                         (b)  / /
-------------------------------------------------------------------------------
3             SEC USE ONLY

-------------------------------------------------------------------------------
4             SOURCE OF FUNDS*

                   Not Applicable
-------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(E)                      / /
-------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
-------------------------------------------------------------------------------

NUMBER OF SHARES             7  SOLE VOTING POWER
  BENEFICIALLY
  OWNED BY EACH              --------------------------------------------------
REPORTING PERSON             8  SHARED VOTING POWER
     WITH                            4,917,464**
                             --------------------------------------------------
                             9  SOLE DISPOSITIVE POWER

                             --------------------------------------------------
                             10 SHARED DISPOSITIVE POWER
                                     4,917,464**
-------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   4,917,464**
-------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                     / /
-------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   23.6%
-------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON


** Represents shares directly beneficially owned by Court
   Square Capital Limited.

CUSIP NO. 88830M 10 2                 13D                   PAGE 10 of 23 PAGES

14                 HC
-------------------------------------------------------------------------------

CUSIP NO. 88830M 10 2                 13D                   PAGE 11 of 23 PAGES
-------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

                    Citigroup Inc.
-------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER               (a)  / /
              OF A GROUP*                                         (b)  / /
-------------------------------------------------------------------------------
3             SEC USE ONLY

-------------------------------------------------------------------------------
4             SOURCE OF FUNDS*

                   Not Applicable
-------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(E)                      / /
-------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
-------------------------------------------------------------------------------

NUMBER OF SHARES             7  SOLE VOTING POWER
  BENEFICIALLY
  OWNED BY EACH              --------------------------------------------------
REPORTING PERSON             8  SHARED VOTING POWER
     WITH                            4,918,326**
                             --------------------------------------------------
                             9  SOLE DISPOSITIVE POWER

                             --------------------------------------------------
                             10 SHARED DISPOSITIVE POWER
                                     4,918,326**
-------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   4,918,326**
-------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                     / /
-------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   23.6%
-------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON


----------
** Represents (i) 4,917,464 shares directly beneficially owned by Court Square Capital Limited and (ii) 862 shares of Common Stock directly beneficially owned by other wholly owned subsidiaries of Citigroup Inc.

CUSIP NO. 88830M 10 2                 13D                   PAGE 12 of 23 PAGES

14                 HC
-------------------------------------------------------------------------------

CUSIP NO. 88830M 10 2                 13D                   PAGE 13 of 23 PAGES

This Amendment No. 3 to the Schedule 13D filed on August 10, 2000, as amended by Amendment No. 1 filed on December 5, 2000 and Amendment No. 2 filed on May 16, 2002 (the "Schedule 13D") relates to the Common Stock, no par value per share ("Common Stock"), of Titan International, Inc., an Illinois corporation (the "Company"). Information in prior amendments and the original Schedule 13D remains in effect except to the extent that it is superseded by subsequently filed information, including the information contained in this Amendment No. 3. Information given in response to each item shall be deemed incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 3 shall have the respective meanings ascribed to them in the
Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

The response to Item 2 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a) This Amendment No. 3 to the Schedule 13D is being filed by each of the following persons pursuant to Rule 13(d)-(2)(a) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934 (the "Exchange Act"): (i) Court Square Capital Limited, a Delaware corporation ("Court Square"), by virtue of its direct beneficial ownership of Common Stock, (ii) Citicorp Banking Corporation, a Delaware corporation ("Citicorp Banking"), by virtue of its ownership of all of the outstanding common stock of Court Square, (iii) Citicorp, a Delaware corporation ("Citicorp"), by virtue of its ownership of all of the outstanding common stock of Citicorp Banking, (iv) Citigroup Holdings Company, a Delaware corporation ("Citigroup Holdings"), by virtue of its ownership of all of the outstanding common stock of Citicorp, and (v) Citigroup Inc., a Delaware corporation ("Citigroup"), by virtue of its ownership of all the outstanding common stock of Citigroup Holdings (each, a "Reporting Person" and collectively, the "Reporting Persons").

     Attached as Schedule A is information concerning each executive officer and director of each of Court Square and Citigroup. Schedule A is incorporated into and made a part of this Amendment No. 3 to the Schedule 13D.

(b) The address of the principal business and principal office of each of Court Square, Citicorp and Citigroup is 399 Park Avenue, New York, New York 10043. The address of the principal business and principal office of Citicorp Banking is One Penn's Way, New Castle, Delaware 19720. The address of the principal business and principal office of Citigroup Holdings is One Rodney Square, Wilmington, Delaware 19899.

(c) Court Square's principal business is investing in leveraged buy-outs. Citicorp Banking is a holding company principally engaged, through its subsidiaries, in the general financial services business. Citicorp is a bank holding company principally engaged, through its subsidiaries, in the general financial services business. Citigroup Holdings is a holding company principally engaged, through its subsidiaries, in the general financial services

CUSIP NO. 88830M 10 2                 13D                   PAGE 14 of 23 PAGES

     business. Citigroup is a diversified holding company providing, through its subsidiaries, a broad range of financial services to consumer and corporate customers worldwide.

(d) During the last five years, none of the Reporting Persons nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Court Square, Citicorp Banking, Citicorp, Citigroup Holdings and Citigroup is a Delaware corporation. Except as otherwise indicated on Schedule A, to the knowledge of each Reporting Person, each executive officer and director named in Schedule A to this Amendment No. 3 to the
     Schedule 13D are citizens of the United States.

ITEM 4.  PURPOSE OF TRANSACTION

The response to Item 4 of Schedule 13D is hereby amended and restated to read in its entirety as follows:

From May 20, 2002 through September 4, 2002, Court Square disposed of 215,500 shares of Common Stock in open market transactions in the ordinary course of business under Rule 144, as promulgated under the Securities Act of 1933, as amended. This Amendment is being filed because the dispositions of the Common Stock may be deemed to be material under Exchange Act Rule 13d-2(a). See Item 5 for a description of the specific transactions.

Except as described in the Schedule 13D, as amended by this Amendment No. 3 to the Schedule 13D, none of the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in Schedule A to this Amendment No. 3 to the Schedule 13D, has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) any changes in the Company's charter or by-laws or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or

CUSIP NO. 88830M 10 2                 13D                   PAGE 15 of 23 PAGES

cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The response to Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

The percentage calculations in Item 5 of this Schedule 13D are based upon 20,815,674 shares of Common Stock outstanding as reported in the Company's Form 10-Q filed on August 9, 2002.

(a) COURT SQUARE. As of September 4, 2002, Court Square directly beneficially owns 4,917,464 or 23.6%, of the Company's Common Stock. Court Square disclaims beneficial ownership of the 862 shares of Common Stock directly beneficially owned by other wholly owned subsidiaries of Citigroup.

     CITICORP BANKING, CITICORP, AND CITIGROUP HOLDINGS. As of September 4, 2002, each of Citicorp Banking, Citicorp, and Citigroup Holdings indirectly beneficially owns, exclusively through their holding company structures, 4,917,464 or 23.6%, of the Company's Common Stock directly beneficially owned by Court Square. Each of Citicorp Banking, Citicorp, and Citigroup Holdings disclaims beneficial ownership of the 862 shares of Common Stock directly owned by other wholly owned subsidiaries of Citigroup.

     CITIGROUP. As of September 4, 2002, Citigroup indirectly beneficially owns, exclusively through its holding company structure, 4,918,326 shares, or 23.6%, of Common Stock, representing (i) 4,917,464 shares directly beneficially owned by Court Square and (ii) 862 shares directly beneficially owned by other wholly owned subsidiaries of Citigroup.

(b) Court Square, Citicorp Banking, Citicorp, Citigroup Holdings and Citigroup may be deemed to share the voting and dispositive power of the 4,917,464 shares of Common Stock directly beneficially owned by Court Square. Citigroup may be deemed to share the voting and dispositive power of the 862 shares of Common Stock directly beneficially owned by other wholly owned subsidiaries of Citigroup. This Schedule 13D is being filed because of Citicorp Banking's 100% ownership in Court Square, Citicorp's 100% ownership interest in Citicorp Banking, Citigroup Holdings's 100% ownership interest in Citicorp and Citigroup's 100% interest in Citigroup Holdings.

(c) Court Square has sold in open market transactions shares of Common Stock as follows:



                     TRADE DATE             SHARES        AVG PRICE
                     ----------             ------        ---------
                      5/20/2002              3,000         5.36330
                      5/21/2002             14,500         5.00100

CUSIP NO. 88830M 10 2                 13D                   PAGE 16 of 23 PAGES


                     TRADE DATE             SHARES        AVG PRICE
                     ----------             ------        ---------
                      5/22/2002              3,400         5.02000
                      5/23/2002              5,000         5.09280
                      5/24/2002              4,600         5.14130
                      5/28/2002              4,000         5.06000
                      5/29/2002              3,700         5.06460
                      5/30/2002                100         5.05000
                      5/31/2002              4,700         5.10430
                      6/3/2002               3,000         5.10000
                      6/25/2002              2,200         4.33180
                      6/26/2002              6,000         4.22000
                      6/27/2002              3,500         4.09290
                      6/28/2002              6,000         4.11670
                      7/2/2002               1,000         4.04000
                      7/3/2002               3,400         3.95880
                      7/5/2002               4,500         3.95560
                      7/8/2002               2,000         4.03000
                      7/9/2002               2,000         4.05000
                      7/10/2002              3,100         4.00970
                      7/11/2002                100         3.93000
                      7/12/2002              2,300         3.91870
                      7/15/2002             16,300         3.65000
                      7/16/2002              5,000         3.61000
                      7/17/2002              5,000         3.55280
                      7/18/2002              2,300         3.55910
                      7/19/2002              2,100         3.63480
                      7/22/2002              1,600         3.63130
                      7/23/2002              6,000         3.51000
                      7/24/2002              5,300         3.16420
                      7/25/2002             20,000         2.65120
                      7/26/2002             15,300         2.76040
                      8/15/2002              2,200         3.46820
                      8/16/2002              1,100         3.40000
                      8/19/2002             26,700         3.34780
                      8/27/2002                400         4.81000
                      8/28/2002              1,500         4.31000
                      8/29/2002             10,500         3.91570
                      8/30/2002              1,500         3.77000


CUSIP NO. 88830M 10 2                 13D                   PAGE 17 of 23 PAGES



                     TRADE DATE             SHARES        AVG PRICE
                     ----------             ------        ---------
                      9/3/2002              10,400         3.49330
                      9/4/2002                 200         3.60000

     Except for the foregoing, neither the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in Schedule A to this Amendment No. 3 to the Schedule 13D, has effected a transaction in shares of Common Stock during the past 60 days.

(d) No person other than Court Square has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Court Square.

(e)  Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A Joint Filing Agreement among the Reporting Persons

CUSIP NO. 88830M 10 2                 13D                   PAGE 18 of 23 PAGES

                                    SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement on Schedule 13D with respect to the undersigned is true, complete and correct.

Dated:  September 6, 2002


                                       COURT SQUARE CAPITAL LIMITED

                                       By: /s/ ANTHONY P. MIRRA
                                           --------------------------
                                           Name:  Anthony P. Mirra
                                           Title: Vice President


                                       CITICORP BANKING CORPORATION

                                       By: /s/ WILLIAM WOLF
                                           --------------------------
                                           Name:  William Wolf
                                           Title: Senior Vice President


                                       CITICORP

                                       By: /s/ JOSEPH B. WOLLARD
                                           --------------------------
                                           Name:  Joseph B. Wollard
                                           Title: Assistant Secretary


                                       CITIGROUP HOLDINGS COMPANY

                                       By: /s/ JOSEPH B. WOLLARD
                                           --------------------------
                                           Name:  Joseph B. Wollard
                                           Title: Assistant Secretary


                                       CITIGROUP INC.

                                       By: /s/ JOSEPH B. WOLLARD
                                           --------------------------
                                           Name:  Joseph B. Wollard
                                           Title: Assistant Secretary

CUSIP NO. 88830M 10 2                 13D                   PAGE 19 of 23 PAGES

                                                          SCHEDULE A

                          COURT SQUARE CAPITAL LIMITED


DIRECTORS

William T. Comfort
David F. Thomas



OFFICERS                           TITLE
--------                           -----
William T. Comfort                 Senior Vice President
Byron L. Knief                     Vice President
Michael T. Bradley                 Vice President
Charles E. Corpening               Vice President
Michael A. Delaney                 Vice President*
Ian D. Highet                      Vice President
David Y. Howe                      Vice President
Richard E. Mayberry                Vice President
Thomas F. McWilliams               Vice President
Paul C. Schorr                     Vice President*
Joseph M. Silvestri                Vice President
David F. Thomas                    Vice President
James A. Urry                      Vice President
John D. Weber                      Vice President
Michael S. Gollner                 Vice President
Lauren M. Connelly                 Vice President & Secretary
Anthony P. Mirra                   Vice President
Darryl A. Johnson                  Assistant Vice President

* Denotes the functional title of Managing Director.

CUSIP NO. 88830M 10 2                 13D                   PAGE 20 of 23 PAGES

                                                          SCHEDULE A

                                    CITIGROUP



DIRECTORS AND OFFICERS              TITLE
----------------------              -----
C. Michael Armstrong                Director
Alain J.P. Belda                    Director (Brazil)
George David                        Director
Kenneth T. Derr                     Director
John M. Deutch                      Director
The Honorable Gerald R. Ford        Honorary Director
Alfredo Harp Helu                   Director (Mexico)
Roberto Hernandez Ramirez           Director (Mexico)
Ann Dibble Jordan                   Director
Reuben Mark                         Director
Michael T. Masin                    Director
Dudley C. Mecum                     Director
Richard D. Parsons                  Director
Andrall E. Pearson                  Director
Robert E. Rubin                     Director and Executive Officer
Franklin A. Thomas                  Director
Sanford I. Weill                    Director and Executive Officer
Arthur Zankel                       Director
Winfried F.W. Bischoff              Executive Officer (United Kingdom and Germany)
Michael A. Carpenter                Executive Officer
Stanley Fischer                     Executive Officer
Thomas Wade Jones                   Executive Officer
Deryck C. Maughan                   Executive Officer (United Kingdom)
Victor J. Menezes                   Executive Officer
Charles O. Prince, III              Executive Officer
William R. Rhodes                   Executive Officer
Todd S. Thomson                     Executive Officer
Robert B. Willumstad                Executive Officer

CUSIP NO. 88830M 10 2                 13D                   PAGE 21 of 23 PAGES

                                  EXHIBIT INDEX


                                                                                SEQUENTIAL
EXHIBIT NO.                                                                    NUMBERED PAGE
-----------                                                                    -------------

Exhibit A -- Joint Filing Agreement among the Reporting Persons.
